Exhibit (a)(5)(D)

Energy Corporation of America Announces Final Exchange Ratio of 1.36 for Offer to Exchange

DENVER, CO—(Marketwire — March 11, 2013) - Officials with Energy Corporation of America (the “Company”) announced the final exchange ratio in connection with its previously announced offer to exchange up to 4,120,059 common units (“ECT Common Units”) of ECA Marcellus Trust I (“ECT”) that it owns for up to 3,197,385 depositary units (“NGT Depositary Units”) of Eastern American Natural Gas Trust (“NGT”). The offer to exchange (the “Offer”) will expire at 11:59 P.M. (New York City time) at the end of the day on March 13, 2013, unless extended or terminated.

The final calculated per-unit value of the ECT Common Units, which was used to calculate the final exchange ratio, was $16.56. The final exchange ratio of 1.36 was determined based on the volume weighted average trading prices of ECT Common Units for the 10-day period ending on the 18th business day following commencement of the Offer. Based on the final exchange ratio, the maximum number of NGT Depositary Units that will be accepted is 3,026,388 NGT Depositary Units for up to 4,120,059 ECT Common Units.

For NGT Depositary Units, in multiples of 50 units, that are validly tendered and delivered pursuant to the Offer and accepted by the Company, the Company will deliver 1.36 ECT Common Units, in whole units with a cash payment being made for any fractional unit, to or at the direction of such tendering unitholder. For purposes of determining the cash payment, each holder of NGT Depositary Units who would otherwise be entitled to a fraction of an ECT Common Unit will receive a cash payment calculated by multiplying such fractional interest by the final calculated per-unit value of ECT ($16.56).

The terms and conditions of the Offer are more fully described in an exchange offer prospectus previously filed by the Company and ECT on February 13, 2013 and a Schedule TO previously filed by the Company on February 13, 2013 with the Securities and Exchange Commission. Unitholders who tender their NGT Depositary Units by means of a notice of guaranteed delivery before expiration of the Offer must deliver the related NGT Depositary Units to the exchange agent by March 13, 2013.

About ECA Marcellus Trust I:

ECT is a Delaware statutory trust formed by the Company to own royalty interests in natural gas properties owned by the Company in the Marcellus Shale formation in Greene County, Pennsylvania, and is entitled to receive certain amounts of the proceeds attributable to The Company’s interest in the sale of production from the properties.

About Energy Corporation of America:

Energy Corporation of America is a long established Appalachian operator with over 4,400 producing wells, 5,000 miles of pipelines and has an aggregate leasehold position of more than 1,000,000 acres in the Appalachian Basin. The Company also operates in Texas, the Northern Rocky Mountains and Australasia. Additional information is available at energycorporationofamerica.com.

Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities, including NGT Depositary Units. The Offer for NGT Depositary Units is being made only through a registration statement and related materials. In connection with the Offer, the Company and ECT filed a registration statement with the Securities and Exchange Commission on Form S-4 (File No. 333-185397) relating to the ECT Common Units to be issued to holders of NGT Depositary Units in the Offer. Investors and security holders of NGT are advised to read these disclosure materials (including any amendments and other disclosure materials when they become available), because these materials contain important information. Investors and security holders may obtain a free copy of the disclosure materials and other documents related to the Offer filed by the Company with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. The disclosure materials and other documents related to the Offer may also be obtained upon request by contacting D.F. King & Co., Inc. toll free at (800) 697-6975.

Raymond James & Associates, Inc. is serving as dealer manager for the Offer.